[redacted]

SECU 15049195 SSION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
201

*
MR

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68531 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concept Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Franklin Avenue - Suite 303
(No. and Street)

| Garden City | NY | 11530-5942 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SCHIRRIPA (516) 833-8507
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13
KW

# OATH OR AFFIRMATION

I, Thomas Schirripa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concept Capital Markets, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE D'ANGELO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DA6231356
Qualified in Nassau County
Commission Expires November 22, 2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONCEPT CAPITAL MARKETS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Member of
Concept Capital Markets, LLC

We have audited the accompanying statement of financial condition of Concept Capital Markets, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Concept Capital Markets, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 25, 2015

## CONCEPT CAPITAL MARKETS, LLC
## STATEMENT OF FINANCIAL CONDITION

| December 31, 2014 | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,206,131 |
| Due from brokers | | 4,662,262 |
| Accounts receivable | | 109,631 |
| Due from affiliates | | 716,653 |
| Notes receivable | | 73,414 |
| Other assets | | 349,470 |
| **Total assets** | $ | 7,117,561 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | | 1,024,752 |
| Commissions payable | | 1,373,601 |
| Due to affiliate | | 13,203 |
| Due to brokers | | 89,506 |
| **Total liabilities** | | 2,501,062 |
| Members' equity | | 4,616,499 |
| **Total liabilities and members' equity** | $ | 7,117,561 |

See Notes to Statement of Financial Condition

## 1. Nature of Operations

Concept Capital Markets, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer and investment adviser registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., NASDAQ Stock Market, and NYSE Arca, Inc. The Company operates as an introducing broker dealer and all customer accounts are carried by several clearing firms. The Company is also an introducing futures broker subject to regulations of the National Futures Association ("NFA") and a market-maker on the NASDAQ.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

*Use of Estimates*

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this statement of financial condition. Actual results could differ from these estimates.

*Securities Owned and Securities Sold Short, at Fair Value*

The Company measures its securities owned and securities sold short in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company carries its securities owned and securities sold short at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date).

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Fair value measurements are not adjusted for transaction costs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities, including common stocks and warrants, are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Domestic options owned and domestic options sold short are valued using the mid price of bid and ask at December 31, 2014.

Municipal bonds are classified within Level 2 of the fair value hierarchy and valued based on recently executed transactions.

The Company records transactions in securities on a trade date basis.

*Income Taxes*

The Company is a limited liability company and considered to be a partnership for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying financial statements for United States federal and state income taxes. The Company is subject to New York City unincorporated business tax.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income. Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in these financial statements any interest or penalties related to income taxes.

## 3. Financial Instruments

Derivative financial instruments are used for risk management purposes. The Company trades in derivative financial instruments for hedging purposes. Derivatives used for risk management include options purchased and options sold short.

The Company records derivative contracts at fair value, and as such monitors its risk exposure in the same manner. The Company has certain policies and procedures in place for monitoring its risk and constantly evaluates its potential exposure. During 2014 the Company traded in 1,886 option contracts.

## 4. Due to and from Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by five brokers at December 31, 2014.

Amounts due to and from brokers are cash amounts required with each organization and net receivables and payables related to revenue earned and expenses charged from securities transactions. The cash held at the brokers serves as collateral for the amounts due to the relevant brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to re-pledge the collateral. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of the cash held as collateral. In addition, securities owned and securities sold short may be subject to margin requirements.

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded by such accounts.

**5. Related Party Transactions**

Due from affiliates represent amounts receivable from affiliated entities related to reimbursement of various expenses. An affiliated company has entered into lease arrangements for the office space and equipment to the Company. As part of the space and equipment agreement the affiliated company is responsible for the utilities, telephones, office supplies, and ongoing maintenance. The total net amount allocated to the Company for such services for the year ended December 31, 2014 is approximately $1,960,000, which is reflected in occupancy on the statement of income. The Company is obligated under these lease arrangements for a minimum future rental commitment of $2,066,700 for the year ended December 31, 2015.

Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and shares certain employees with its affiliates. The Company has allocated to its affiliates certain costs related to such use. The total net amount allocated to affiliates for the year ended December 31, 2014 was approximately $478,000. The net amount due from the affiliates is reflected in the due from affiliates on the statement of financial condition.

**6. Directed Brokerage Arrangements**

The Company receives amounts in addition to its standard commission rate from certain customers. Amounts in excess of the standard charge are accrued for its customers as directed brokerage or soft dollar credits. The customers may utilize soft dollar credits for research and other qualified services. As of December 31, 2014 $633,050 of soft dollar credits are owed to third parties which is reflected in Accounts payable and accrued liabilities on the statement of financial condition.

**7. Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of its aggregate debit items as shown in the formula for reserve requirements, an amount of $165,000 based on market maker activity, or the NFA minimum of $45,000. At December 31, 2014, the Company had net capital of $3,290,053, which exceeded the requirement of $250,000 by $3,040,053.

**8. Exemption from Rule 15c3-3 Customer Protection**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii). The exemption is claimed since the Company is an introducing broker and clears all transactions on a fully disclosed basis, and who promptly transmits all customer funds and securities to the clearing broker.

**9. Risks**

In the normal course of business, the Company enters into securities transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

The Company executes as agent securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer securities transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account.

In connection with these activities, the Company executes customer transactions with the clearing broker involving the short sales. In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company purchases and sells options on securities on national exchanges. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing

purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including mark to market securities, and any related collateral as well as requiring adjustments to collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of approximately $1,867,000 with the brokers. This amount is included in the due from brokers on the statement of financial condition. At December 31, 2014, there were no amounts to be indemnified to the clearing brokers for these transactions.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

**10. Market Making**

During 2014 the Company made markets in 66 selected stocks. At December 31, 2014 the Company has no positions in its market making securities account.

**11. Cash Segregated Under Federal and Other Regulations**

Cash of $ 396,929 has been segregated in a special reserve bank account for the exclusive benefit of customers. This is required under SEC rule 15c-3 and follows procedures in place by the Company in accordance with its directed brokerage policies. The segregated cash amount is included in the cash balance on the statement of financial condition.